Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906)

Creating a Comprehensive Global Gaming & FinTech Enterprise February 29, 2024 1 GLOBAL GAMING / PLAYDIGITAL

GLOBAL GAMING / PLAYDIGITAL No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) or Ember Sub LLC (“Merger Sub”), or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction (the “Proposed Transaction”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the Proposed Transaction between Everi, IGT, Spinco and Merger Sub, Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT’s Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that Everi or IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi’s and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi’s stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. Neither Everi nor IGT intends to update forward-looking statements as the result of new information or future events or developments, except as required by law. Non-GAAP Financial Measures Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest income (expense), foreign exchange gain (loss), other non-operating income or expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), accretion of contract rights, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Pro forma adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between projected pro forma adjusted EBITDA and the most comparable GAAP metric without unreasonable effort. Net debt is a non-GAAP financial measure that represents debt (calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs plus settlement liabilities minus settlement receivables minus cash and cash equivalents. Pro forma net debt leverage is a non-GAAP financial measure that represents the ratio of net debt as of a particular balance sheet date to adjusted EBITDA for the last twelve months prior to such date. Adjusted cash flow is a non-GAAP financial measure that represents adjusted EBITDA less capital expenditures. Disclaimer 2

Creating a Comprehensive Global Gaming & FinTech Enterprise February 29, 2024 3 GLOBAL GAMING / PLAYDIGITAL

GLOBAL GAMING / PLAYDIGITAL Today’s Participants 4 Fabio Celadon EVP Strategy & Corporate Development, IGT Max Chiara CFO, IGT Mark Labay CFO, Everi Randy Taylor President & CEO, Everi Vince Sadusky CEO, IGT

Unlocks Shareholder Value by Creating Two Best-in-Class Global Companies

Successful conclusion of strategic review: IGT to separate Global Gaming and PlayDigital (“SpinCo”) from Global Lottery and merge SpinCo into Everi (“MergeCo”)

Creates two pure play businesses with best-in-class management teams

Facilitates more focused operating and capital allocation strategies and optimized capital structures for each business

Allows each business to pursue enhanced organic and inorganic growth strategies

Allows IGT shareholders to retain predictable & resilient existing lottery business while participating in higher growth potential of gaming and digital business

Provides opportunity for investors to better appreciate the intrinsic value of each standalone business



IGT PLC Shareholders
100%
~54%
Global Lottery
MergeCo



5

GLOBAL GAMING / PLAYDIGITAL

Transaction Overview

Combined Company Overview	• MergeCo to be named International Game Technology and trade as IGT on the NYSE • Headquarters to be in Las Vegas, Nevada	
Transaction Details	• IGT PLC shareholders to receive 103.4 million Everi shares resulting in ~54% / ~46% IGT PLC / Everi shareholder ownership of MergeCo • IGT PLC to receive ~$2.6 billion cash distribution after the merger from proceeds of debt raised by MergeCo	
Valuation	**SpinCo** • ~$4.0 billion on an enterprise value basis	**Everi** • ~$2.2 billion on an enterprise value basis
Synergies	• ~$85 million of expected run-rate cost and CapEx synergies by year three, excluding incremental net revenue synergies	
Financing Plan	**MergeCo** • $3.7 billion of debt to be raised (proceeds will be used to refinance MergeCo's existing indebtedness and pay a distribution of ~$2.6 billion to IGT PLC) • 3.2x – 3.4x Pro Forma Net Debt* / Adjusted EBITDA* expected at closing(1)	**IGT PLC** • Proceeds from ~$2.2 billion net distribution(2) to repay existing IGT PLC indebtedness and to be used for general corporate purposes • ~2.5x Pro Forma Net Debt / Adjusted EBITDA shortly after closing
Leadership & Governance	• Chairman: Mike Rumbolz • CEO: Vince Sadusky • CFO: Fabio Celadon • Board will consist of 11 directors, six appointed IGT PLC (three of which will be appointed by De Agostini S.p.A) and five appointed by Everi (including Randy Taylor)	• Executive Chair: Marco Sala • CEO: Vince Sadusky until closing • CFO: Max Chiara
Key Approvals / Conditions to Close & Timing	• Transaction unanimously approved by all voting members of the Board of Directors of IGT PLC and Everi Holdings • De Agostini S.p.A. has agreed to vote in favor of the transaction • Subject to regulatory approvals and shareholder approval by IGT PLC and Everi shareholders • Expected to close in late 2024/early 2025	



SILVERFIRE
Re Spin
$2,250.00
CASH MACHINE
$5,000

Note: * Non-GAAP measure; see disclaimer on page 2. (1) Closing net leverage based on projected FY 2024 net debt and Adjusted EBITDA. (2) Net of separation & divestiture costs, tax leakage, and cash at closing delivered to MergeCo.

6

GLOBAL GAMING / PLAYDIGITAL Transformational Merger Creating a Comprehensive Global Gaming & FinTech Enterprise 7 One-stop-shop Addressing all Aspects of Gaming Ecosystem Strong Balance Sheet & Substantial Cash Flow Generation Compelling Revenue & Accretive Adjusted EBITDA Growth Attractive Revenue Model; 60+% Recurring Revenue Best-in-class Team Significant Synergies

GLOBAL GAMING / PLAYDIGITAL Units Sold Revenue Breakdown by Segment 35,182 6,536 Total Installed Base Total Revenue Recurring Revenue Distribution (1) 51,786 / 30% Premium $1.8 billion 17,676 / 48% Premium $0.8 billion Attractive Scope Supported by Diverse, Primarily Recurring Revenue Streams Note: (1) Recurring revenue includes Gaming Operations and PlayDigital for SpinCo, and Gaming Operations, Financial Access and other FinTech revenue streams for Everi Non-recurring Revenue Recurring 27% Revenue 73% LTM 9/30/23 SpinCo Everi Gaming Sales 43% Gaming Operations 44% Digital 13% Gaming Sales 17% Gaming Operations 34% Digital 3% FinTech 46% 69,462 / 35% Premium 41,718 $2.6 billion MergeCo Gaming Sales 35% Gaming Operations 41% Digital 10% FinTech 14% Non-recurring Revenue 39% Recurring Revenue 61% Non-recurring Revenue 44% Recurring Revenue 56% 8

Complementary Capabilities Create a One-stop-shop Addressing All Aspects of the Gaming Ecosystem







MergeCo
FinTech
Gaming Sales
Gaming Operations
Digital
iGaming
Sports Betting
Financial Access
Software
Hardware
Core
Specialty
Systems
Premium
Financial Access Solutions
Core Video
Video Poker
Video Lottery Terminals (VLT)
Class II
Wide Area Progressives (WAP)
Standalone Premium, Including Multi-Level Progressives (MLP)
Management Systems
Premium Omnichannel Content
Aggregation Platform
Promotional / User-Engagement Tools
Kiosks
RegTech
Loyalty
CashClub Wallet
ATM





9

GLOBAL GAMING / PLAYDIGITAL Combined Studio Network Enhances Game Development Capacity Across Categories Enhanced Global Studio Footprint Popular Land-based Franchises Popular Digital Franchises Unique Ominchannel Offering 25+ game development studios worldwide 10

IGT GLOBAL GAMING / PLAYDIGITAL

Enhanced Systems Capabilities with World-class FinTech Solutions

EVERI

Everi FinTech



Financial Access Solutions
Information Services
Equipment Maintenance & Support
RegTech/ Compliance
Self-Service Kiosks
Security Suite
Loyalty
Mobile Platform & Digital Wallet
FinTech PRODUCTS

IGT Systems



Mobile Operator Solutions
Player Loyalty with Bonusing & Offers
Video Lottery
Game Downloading
Analytics & Data Lake
Payments Gateway & Cashless
Direct to Player Experiences
Cloud-Based Systems
IGT Systems PRODUCTS



- Comprehensive turnkey portfolio of differentiated systems & FinTech solutions
- Robust loyalty and bonusing functionality
- Best-in-class payments and cashless capabilities
- Significant global opportunity



11

Significant Synergies Enhance Revenue & Profit Growth Potential

Enhanced Revenue Growth
+Mid-single digit revenue CAGR through 2026

- Organic growth in existing businesses
- Potential upside from:
  - Distributing Everi game content into IGT's existing VLT, international, and digital networks
  - Expanding IGT game content into Class II category
  - Distributing FinTech solutions in international and distributed gaming markets
  - Higher systems win rate/penetration with enhanced systems & FinTech capabilities

Accretive Adjusted EBITDA Growth
+High-single digit Adjusted EBITDA CAGR through 2026

- $75 million of identified run-rate cost synergies
  - Supply chain and input cost optimization from larger scale
  - Streamlined operations
  - Identified real estate consolidation
- Full run-rate synergies expected to be realized by year three

Substantial Cash Flow Generation
$800M+ Adjusted cash flow in 2026

- P&L improvement
- CapEx efficiencies, including $10 million in synergies
- Higher conversion of Adjusted EBITDA to cash flow



Modest leverage and high cash flow generation allow for investment in both organic and inorganic growth, significant debt repayment, and share buybacks



12

IGT PLC Post Transaction

IGT
GLOBAL GAMING / PLAYDIGITAL

Establishing A Best-in-Class Pure Play Lottery Company

EVERI

Pure Play Global Lottery Company	Premier pure play lottery business with a diversified contract mix, broad global reach, and strong positions in important markets
B2C/B2B/B2G Capabilities	Industry leadership supported by scope of capabilities, high-performing suite of products and value-added solutions, and proven ability to maximize proceeds for lottery customers
Infrastructure-like Investment Opportunity	Focused, compelling business model with infrastructure-like characteristics including recurring revenue streams backed by long-term contracts and long-standing customer relationships
Attractive Industry Fundamentals	Large, growing, and resilient industry with recession-proof characteristics and significant tailwinds from iLottery adoption
Strong Financial Profile with Focused Approach to Capital Allocation	Attractive financial profile with clear path for growth and enhanced capital structure with low net debt leverage[1]; RemainCo generates compelling profit margins with significant free cash flow conversion over the cycle and substantial liquidity to support a balanced capital allocation


50X THE MONEY
$5
WINNING NUMBERS
YOUR NUMBERS
MULTIPLIER
TURISTA SEMPRE
TURISTA SEMPRE
IGT

Note: (1) Pro Forma Net Debt Leverage of ~2.5x expected at transaction close. *Sources: Company data*

14

GLOBAL GAMING / PLAYDIGITAL Path Forward Estimated transaction close in late 2024/early 2025 Regulatory approvals, including antitrust, foreign direct investment, gaming, and financial services license applications and approvals IGT PLC shareholder vote on distribution of SpinCo shares and Everi shareholder vote on the transaction CONFIDENTIAL 15

Creating a Comprehensive Global Gaming & FinTech Enterprise February 29, 2024 16 GLOBAL GAMING / PLAYDIGITAL

17 Appendix CONFIDENTIAL

Transaction Steps

Transaction executed through a series of steps:

- IGT PLC spins off Global Gaming and PlayDigital businesses ("SpinCo")
- SpinCo equity distributed to IGT PLC shareholders
  - IGT PLC shareholders to receive one SpinCo unit for every IGT PLC share
- Merger combines SpinCo and MergeCo
- SpinCo transaction expected to be taxable for IGT PLC shareholders
  - Limited corporate tax implications due to UK participation exemption regime
  - Taxable treatment provides maximum strategic and capital allocation flexibility for both RemainCo and MergeCo


Pro Forma Structure
Everi shareholders
IGT PLC shareholders
~46%
~54%
100%
MergeCo
IGT PLC RemainCo
Everi Games and Everi FinTech
Global Gaming and PlayDigital
Global Lottery

18